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Exhibit 99.2

PROSPECTUS SUPPLEMENT
(To Short Form Base Shelf Prospectus Dated October 17, 2003)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities to be issued hereunder have not been and will not be registered under the U.S. Securities Act of 1933 and subject to certain exceptions may not be offered, sold or delivered directly or indirectly in the United States or to, or for the account or benefit of, U.S. persons.

New Issue	May 27, 2004

The Thomson Corporation
C$250,000,000
4.50% Notes due 2009

We will pay interest on the notes on June 1 and December 1 of each year, beginning on December 1, 2004. The notes will mature on June 1, 2009. The notes will be direct, unsecured obligations of The Thomson Corporation and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. We may redeem all or a portion of the notes at any time at redemption prices described in this prospectus supplement. See "Description of the Notes."

Investing in the notes involves risks that are described in some of the documents incorporated by reference herein and in the "Risk Factors" section beginning on page 5 of the accompanying short form base shelf prospectus.

	Price to the Public	Dealers' Fee	Net Proceeds to Thomson(1)

Per C$1,000 of notes	99.761%	0.35%	99.411%

Total	C$249,402,500	C$875,000	C$248,527,500

(1)
Before deducting expenses of the issue estimated at C$200,000, which, together with the dealers' fee, will be paid from the proceeds of this offering.

The notes will not be listed on any securities exchange or quotation system and consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. have agreed to offer for sale in Canada, if, as and when issued by us and in accordance with the terms of the dealer agreement referred to under "Plan of Distribution," the notes at a price of C$997.61 per C$1,000 principal amount of notes, subject to the approval of certain legal matters on behalf of our company by Torys LLP and on behalf of the dealers by McCarthy Tétrault LLP.

We reserve the right to accept or reject any subscription in whole or in part. While the dealers have agreed to use their reasonable best efforts to sell the notes, they are not obligated to purchase any notes which are not sold.

We expect that the closing of this offering will take place on or about June 1, 2004, or such later date as our company and the dealers may agree. We expect the notes to be delivered to purchasers in book-entry form only through The Canadian Depository for Securities Limited, or CDS, on or about the closing date.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the notes. If the description of the notes varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying short form base shelf prospectus are used herein with the meanings defined in the short form base shelf prospectus. "Thomson" refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. The words "we," "us," "our" and "our company" and other similar words are references to Thomson. Unless otherwise indicated, references in this prospectus supplement to "C$" are to Canadian dollars and references to "US$" are to U.S. dollars.

ELIGIBILITY FOR INVESTMENT

        The notes, if issued on the date of this prospectus supplement, would be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan, other than a deferred profit sharing plan for which the employer is our company or a corporation which does not deal at arm's length with our company.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities regulatory authority in each of the provinces of Canada are specifically incorporated by reference in this prospectus supplement:

  •
  our audited comparative consolidated financial statements, as set out in our annual report for the year ended December 31, 2003, and the accompanying auditors' report thereon;

  •
  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out in our annual report for the year ended December 31, 2003;

  •
  our management information circular dated April 2, 2004 relating to our annual meeting of shareholders held on May 5, 2004, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

  •
  our annual information form dated March 10, 2004;

  •
  our unaudited comparative consolidated financial statements, as set out in our interim report to shareholders for the three month period ended March 31, 2004; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out in our interim report to shareholders for the three month period ended March 31, 2004.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Some statements included and incorporated by reference in this prospectus supplement constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

  •
  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

  •
  our failure to fully derive anticipated benefits from our acquisitions;

  •
  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

  •
  our failure to recruit and retain high quality management and key employees;

  •
  the consolidation of our customers;

  •
  increased self-sufficiency of our customers;

  •
  increased accessibility by our customers to free or relatively inexpensive information sources;

  •
  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

  •
  changes in the general economy;

  •
  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate;

  •
  impairment of our goodwill and identifiable intangible assets; and

  •
  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus supplement are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus supplement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996, and we restated our articles as amended on September 1, 1998. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902.

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Elite, FindLaw, GEE, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

  •
  Thomson Learning is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Course Technology, Delmar, Gale, Heinle, Nelson, NETg, Peterson's, Prometric, South-Western and Wadsworth.

  •
  Thomson Financial is a leading provider of financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives. Major businesses and brands include AutEx, Baseline, BETA Systems, Datastream, DigiTRADE, Disclosure, First Call, I/B/E/S, IFR, Investext, IR Channel, Thomson ONE Equity, Thomson ONE Analytics, Thomson ONE Advisor, Thomson ONE Banker, Thomson ONE Yield, TradeWeb and Worldscope.

  •
  Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Current Drugs Investigational Drugs Database, Derwent World Patent Index, Medstat, Micromedex, PDR (Physicians' Desk Reference), Web of Science and Web of Knowledge, and continuing medical education providers Physicians World and Gardiner-Caldwell.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering, after deducting the dealers' fee of C$875,000 and expenses of the offering of approximately C$200,000, will be approximately C$248,327,500. We intend to use the net proceeds to repay existing indebtedness and for other general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial information for our company. Except as noted below, the selected consolidated financial information as of and for the years ended December 31, 2003 and 2002 has been derived from, and should be read in conjunction with, our audited annual consolidated financial statements, which are incorporated by reference in this prospectus supplement. The selected unaudited consolidated financial information as of and for the three month periods ended March 31, 2004 and 2003 has been derived from, and should be read in conjunction with, our unaudited interim consolidated financial statements, which are incorporated by reference in this prospectus supplement. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Three Months Ended March 31,				Year Ended December 31,
	2004		2003(1)		2003(1)		2002(1)
	(unaudited)
	(in millions of U.S. dollars, except common share data)
Consolidated Statement of Earnings:
Revenues	US$	1,718	US$	1,582	US$	7,606	US$	7,444
Cost of sales, selling, marketing, general and administrative expenses		(1,407)		(1,334)		(5,542)		(5,483)
Depreciation		(141)		(135)		(591)		(537)
Amortization		(72)		(72)		(285)		(284)
Restructuring charges		—		—		—		(6)

Operating profit		98		41		1,188		1,134
Net other income (expense)		—		56		74		(34)
Net interest expense and other financing costs		(61)		(65)		(252)		(291)
Income taxes		6		8		(155)		(161)
Equity in net losses of associates, net of tax		(1)		(4)		(13)		(101)

Earnings from continuing operations		42		36		842		547
(Loss) earnings from discontinued operations		(5)		11		23		57

Net earnings		37		47		865		604
Dividends declared on preference shares		(1)		(5)		(9)		(19)
Net gain on redemption of Series V preference shares		—		24		21		—

Earnings attributable to common shares	US$	36	US$	66	US$	877	US$	585

Basic earnings per common share:
From continuing operations	US$	0.06	US$	0.08	US$	1.31	US$	0.83
From discontinued operations		(0.01)		0.02		0.03		0.08

	US$	0.05	US$	0.10	US$	1.34	US$	0.91

Weighted average common shares outstanding—basic		655,036,656		651,802,099		653,771,414		641,038,900

	As at
(in millions of U.S. dollars)	March 31, 2004		December 31, 2003(1)		December 31, 2002(1)
	(unaudited)
Consolidated Balance Sheet Information:
Cash and cash equivalents	US$	549	US$	683	US$	709
Total current assets		2,599		3,044		3,022
Total intangible assets		12,790		12,622		12,490
Total assets		18,211		18,685		18,556
Total current liabilities		2,748		3,145		3,205
Long-term debt (less current portion)		3,685		3,684		3,487
Total shareholders' equity		9,135		9,193		8,961

(1)
Amounts for the year ended and as at December 31, 2003 and 2002, as well as for the three months ended March 31, 2003, have been restated to reflect our 2004 change in accounting policy for asset retirement obligations, as discussed in the notes to our unaudited interim financial statements for the three month period ended March 31, 2004. This change resulted from our adoption of new accounting guidance on how to recognize and measure obligations associated with the retirement of property, plant and equipment. This change was applied retroactively for all periods.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at March 31, 2004 on an actual basis and as adjusted to reflect our issuance of the notes offered hereby as well as our issuance on May 19, 2004 of US$250 million 4 3/4% Notes due 2010 as if the offerings and the application of proceeds for each offering had occurred on March 31, 2004. The table is based on our unaudited consolidated interim financial statements as at and for the three months ended March 31, 2004. The table should be read in conjunction with our unaudited consolidated interim financial statements and other information included in the documents incorporated by reference in this prospectus supplement. For further information regarding our long-term debt, see Note 15 to our audited consolidated financial statements for the year ended December 31, 2003, which are incorporated by reference into this prospectus supplement.

	March 31, 2004
	Actual		As adjusted
	(unaudited, in millions)
Short-term debt	US$	9	US$	35
Current portion of long-term debt		482		16
Long-term debt (less current portion)		3,685		3,685
Notes issued May 19, 2004		—		250
Notes offered hereby		—		184

Total debt(1)(2)(3)		4,176		4,170

Shareholders' equity:
Series II preference shares, no par value (authorized, issued and outstanding—6,000,000)		110		110
Common shares, no par value (654,712,294 issued and outstanding; authorized—unlimited)		2,462		2,462
Additional paid in capital related to stock option expense		56		56
Contributed surplus from redemption of Series V preference shares		21		21
Cumulative translation adjustment		276		276
Retained earnings		6,210		6,210

Total shareholders' equity		9,135		9,135

Total capitalization(4)	US$	13,311	US$	13,305

(1)
Total debt excludes the effect of related debt swaps, which are included within "Prepaid expenses and other current assets," "Other non-current assets," "Accounts payable and accruals" and "Other non-current liabilities" in the March 31, 2004 unaudited consolidated balance sheet. If this effect had been included, total debt and total capitalization on an actual and as adjusted basis at March 31, 2004 would have been reduced by US$200 million and US$191 million, respectively.

(2)
As at March 31, 2004, we had no material contingent liabilities or guarantees in respect of any companies, other than our company and its subsidiaries, and those disclosed in Note 18 of our audited consolidated financial statements for the year ended December 31, 2003, which are incorporated by reference into this prospectus supplement.

(3)
Substantially all our debt is unsecured and ranks equally. Substantially all debt issued by our subsidiaries is guaranteed by our company.

(4)
Other than as reflected herein, there has been no material change to our consolidated capitalization since March 31, 2004.

INTEREST COVERAGE

        After giving effect to the issue of the notes and the use of the estimated net proceeds therefrom, the pro-forma annualized interest on our total consolidated indebtedness, including the notes and other long-term and short-term debt for the 12 months ended December 31, 2003 and March 31, 2004, would amount to US$243 million and US$238 million, respectively, as at each such date (adjusted to reflect our issuance of US$250 million aggregate principal amount of 4 3/4% Notes on May 19, 2004 and repayments of long-term debt since each such date). Our consolidated net earnings before deducting interest expense and other financing costs (which include the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2003 were US$1,327 million which is 5.45 times the pro-forma annualized interest for that period, and for the 12 months ended March 31, 2004 were US$1,281 million which is 5.38 times the pro-forma annualized interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (which include the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2003 were US$1,260 million which is 5.18 times the pro-forma annualized interest for that period, and for the 12 months ended March 31, 2004 were US$1,263 million which is 5.30 times the pro-forma annualized interest for that period.

DESCRIPTION OF THE NOTES

        The following description of the notes offered hereby supplements the description of the general terms of the provisions of the Debt Securities in the accompanying short form base shelf prospectus under "Description of Debt Securities" and should be read in conjunction with that description. The description of the notes herein shall prevail to the extent of any inconsistency.

        The notes will be issued under an indenture dated as of November 20, 2001, which we refer to as the Master Indenture, as supplemented by a first supplemental indenture dated November 20, 2001, a second supplemental indenture dated January 24, 2002, a third supplemental indenture dated August 8, 2003, and a fourth supplemental indenture dated May 19, 2004 and a fifth supplemental indenture to be dated June 1, 2004 or together, the Trust Indenture, between our company and Computershare Trust Company of Canada, as the Trustee. The Trust Indenture is subject to the provisions of the Business Corporations Act (Ontario).

        Under this caption, capitalized terms used and not otherwise defined have the meanings given to those terms in the Trust Indenture and the terms "we," "us," "our" and "our company" refer to The Thomson Corporation, exclusive of its subsidiaries.

  General

        The aggregate principal amount of the notes will be issued in denominations of C$1,000 and integral multiples thereof. The principal of, and interest on, the notes will be paid in lawful money of Canada.

  Interest and Maturity

        The notes will be issued in C$250,000,000 aggregate principal amount and will bear interest at a rate of 4.50% per annum. The notes will mature on June 1, 2009.

        The notes will be repayable at 100% of the principal amount at maturity. The notes will bear interest from June 1, 2004, payable in semi-annual installments on June 1 and December 1 in each year. The first interest payment will be due on December 1, 2004.

  Ranking and Other Indebtedness

        The notes will be direct, unsecured obligations of our company and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The notes will rank among themselves equally and ratably without preference or priority.

  Further Issuances

        We may from time to time, without notice to or the consent of the Holders, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the notes or except for the first payment of interest following the issue date of the notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes offered by this prospectus supplement.

  Depository Services

        Except as otherwise provided below, the notes will be issued only in "book-entry only" form and must be purchased, transferred or redeemed through participants ("Participants") in the depository service of The Canadian Depository for Securities Limited or a successor (collectively, "CDS"). Each of the Dealers (as defined in the "Plan of Distribution" section of this prospectus supplement) is a Participant. On the date of closing of this offering, our company will cause a global certificate or certificates representing the notes to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of notes will be entitled to a certificate or other instrument from our company or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of notes will receive a customer confirmation of purchase from the registered dealer from which the notes are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the notes. References in this prospectus supplement to a holder of notes mean, unless the context otherwise requires, the owner of the beneficial interest in the notes.

        If our company determines, or CDS notifies us in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and we are unable to locate a qualified successor, or if our company at its option elects, or is required by law, to terminate the book-entry system, then certificates representing the notes will be issued in fully registered form to Holders or their nominees.

  Transfer of Notes

        Transfers of ownership of notes will be effected only through records maintained by CDS or its nominee for such notes with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the notes may do so only through Participants.

        The ability of a Holder to pledge a note or otherwise take action with respect to such Holder's interest in a note (other than through a Participant) may be limited due to the lack of a physical certificate.

  Payments and Notices

        Payments of principal, redemption price, if any, and interest on each note will be made by our company to CDS or its nominee, as the case may be, as the registered holder of the note and our company understands that such payments will be credited by CDS to Participants. Payments to Holders of notes of amounts so credited will be the responsibility of the Participants.

        As long as CDS or its nominee is the only registered holder of the notes, CDS will be considered the sole owner of the note for the purposes of receiving notices or payments on the notes. The responsibility and liability of our company in respect of notices or payments on the notes is limited to giving notice or making payment of any principal, redemption price, if any and interest due on the notes to CDS or its nominee.

        Each Holder must rely on the procedures of CDS and, if such Holder is not a Participant, on the procedures of the Participant through which such Holder owns its interest, to exercise any rights with respect to a note. Our company understands that under existing policies of CDS and industry practices, if we request any action of Holders or if a Holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to a note, CDS would authorize the Participant acting on behalf of the Holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by our company, the Trustee and CDS. Any Holder that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with a Participant to give such notice or take such action.

  Optional Redemption

        We may, at our option, redeem the notes, in whole at any time or in part from time to time, on not less than 30 nor more than 60 days prior notice to the registered holder at a redemption price which is equal to the greater of (i) the Canada Yield Price (as defined below) and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the notes to be redeemed will be selected by the Trustee on a pro rata basis or in such other manner as it shall deem equitable. Any notes offered hereby that are redeemed by our company will be cancelled and will not be reissued.

        "Canada Yield Price" means a price equal to the price of the notes, calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus 11.5 basis points on the business day on which the redemption is authorized.

        "Government of Canada Yield" means the arithmetic average of the interest rates quoted to our company by two independent registered Canadian investment dealers selected by the Trustee and approved by the our company as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on the date fixed for redemption with a maturity date equal to June 1, 2009.

  Events of Default for the Notes

        In addition to the Events of Default provided for in respect of the Indenture Securities in the Master Indenture, subject to certain exceptions that are described in the Trust Indenture, the failure by our company or any Material Subsidiary to pay, when due, the principal of any Debt of our company or any Material Subsidiary (other than any Debt which is owed to our company or a Subsidiary) or to pay amounts due under any Guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders' Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, will constitute an Event of Default with respect to the notes.

  The Trustee

        The initial Trustee under the Trust Indenture for the notes will be Computershare Trust Company of Canada.

  Prescription

        Any money that we deposit with the Trustee or held by us in trust for the payment of principal of (or premium, if any) or any interest on any note that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to our company upon our request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from our company.

        Our obligation to pay the principal of (or premium, if any) and interest on the notes will cease if the notes are not presented for payment within a period of 10 years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

  Governing Law

        Under the terms of the Trust Indenture, the Trust Indenture and the notes are governed by and construed in accordance with the law of the State of New York.

PLAN OF DISTRIBUTION

        Under a dealer agreement (the "Dealer Agreement") dated May 27, 2004 between BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. and (collectively, the "Dealers") and our company , the Dealers have agreed, as agents of our company, to solicit offers to purchase the notes in all provinces of Canada at a price of C$997.61 per C$1,000 principal amount of notes. We have agreed to pay the Dealers a fee of C$3.50 per C$1,000 principal amount of notes sold on account of services rendered in connection with the offering of the notes, which fees will be paid out of the proceeds of this offering.

        It is expected that the closing of this offering will take place on or about June 1, 2004, or such later date as our company and the Dealers may agree. We reserve the right to accept or reject any subscription in whole or in part. While the Dealers have agreed to use their reasonable best efforts to sell the notes, they are not obligated to purchase any notes which are not sold. The obligations of the Dealers under the Dealer Agreement may be terminated, and the Dealers may withdraw all subscriptions for the notes on behalf of subscribers, at the Dealers' discretion, upon the occurrence of certain stated events.

        The notes will not be listed on any securities exchange or quotation system and consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

CREDIT RATINGS

        Our long-term unsecured debt securities are rated A3 (stable) by Moody's Investors Service, Inc. ("Moody's"), A- (stable) by Standard & Poor's Rating Service ("S&P") and A (low) (stable) by Dominion Bond Rating Service Limited ("DBRS").

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated A3 are considered upper-medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligations is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign after a rating to indicate the relative standing within a particular rating category.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, while A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. The assignment of a "(high)" or a "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

        The credit ratings by Moody's, S&P and DBRS are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by Moody's, S&P or DBRS in the future if in its judgment circumstances so warrant.

LEGAL MATTERS

        Legal matters relating to the notes being offered hereby will be passed upon for our company by Torys LLP, Toronto, Ontario, and for the Dealers by McCarthy Tétrault LLP, Toronto, Ontario. As at May 27, 2004, lawyers of Torys LLP and McCarthy Tétrault LLP owned beneficially as a group, directly or indirectly, less than 1% of any class of outstanding securities of our company.

AUDITORS' CONSENT

        We have read the prospectus supplement dated May 27, 2004 to the short form base shelf prospectus dated October 17, 2003 of The Thomson Corporation (the "Company") relating to the issue and sale of C$250,000,000 notes due June 1, 2009. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the company on the consolidated balance sheets of the Company as at December 31, 2003 and December 31, 2002 and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two-year period ended December 31, 2003. Our report is dated February 12, 2004.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
May 27, 2004

CERTIFICATE OF THE DEALERS

Dated: May 27, 2004

        To the best of our knowledge, information and belief, the short form base shelf prospectus dated October 17, 2003, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of all provinces of Canada and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.	RBC Dominion Securities Inc.
(Signed) GARY J. SHIECK	(Signed) RICHARD W. TERNIEDEN
TD Securities Inc.
(Signed) JEREMY WALKER
CIBC World Markets Inc.	Scotia Capital Inc.
(Signed) MIKE DE SANTIS	(Signed) LARRY SMALL

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 17, 2003

The Thomson Corporation

US$2,000,000,000

Debt Securities
(unsecured)

We may from time to time issue one or more series of unsecured debt securities, which we refer to as Debt Securities, in an aggregate principal amount of up to US$2,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$2,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form prospectus, including any amendments hereto, remains valid.

We will provide the specific terms of the Debt Securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and our financial statements are subject to Canadian generally accepted auditing standards and Canadian and U.S. securities regulatory auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus are residents of Canada and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

ABOUT THIS PROSPECTUS

        In this prospectus, the words "we," "us," "our" and "our company" and other similar words are references to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. All references in this prospectus to "$" or "US$" are to U.S. dollars.

        This prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this "shelf" registration process, we may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information." This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to our company and the Debt Securities.

        We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 25 of our consolidated financial statements for the year ended December 31, 2002 for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP (and the corresponding notes for subsequent years). Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with Canadian GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Secretary, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1 (telephone no. (416) 360-8700). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of our company at the above-mentioned address and telephone number.

        You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC.

        You may read any document we file with or furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, at 233 Broadway, New York, New York, 10279 and at 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference rooms. Our filings are also electronically available from the SEC's EDGAR, as well as from commercial document retrieval services.

        You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with the SEC in connection with the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, which have been filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in this prospectus:

  •
  our audited comparative consolidated financial statements and the notes thereto, as set out on pages 55 to 93 of our annual report for the year ended December 31, 2002, and the accompanying auditors' report thereon;

  •
  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out on pages 32 to 54 of our annual report for the year ended December 31, 2002;

  •
  our management information circular dated April 7, 2003 relating to our annual meeting of shareholders held on May 7, 2003, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

  •
  our annual information form dated March 26, 2003 for the year ended December 31, 2002;

  •
  our unaudited comparative consolidated financial statements, as set out on pages 18 to 37 of our interim report to shareholders for the six months ended June 30, 2003; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out on pages 1 to 17 of our interim report to shareholders for the six months ended June 30, 2003.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Any documents of the type referred to above, any material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

        When we file a new annual information form and the related audited comparative consolidated financial statements with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form, the previous audited comparative consolidated financial statements and all unaudited comparative consolidated financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some statements included and incorporated by reference in this prospectus constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

  •
  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

  •
  our failure to fully derive anticipated benefits from our acquisitions;

  •
  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

  •
  our failure to recruit and retain high quality management and key employees;

  •
  the consolidation of our customers;

  •
  increased self-sufficiency of our customers;

  •
  increased accessibility to free or relatively inexpensive information sources;

  •
  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

  •
  changes in the general economy;

  •
  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate;

  •
  impairment of our goodwill and identifiable intangible assets; and

  •
  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

        Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading "Risk Factors" in our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2002 (and our annual information forms for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially and adversely affected.

Fluctuations in exchange rates could give rise to foreign currency exposure.

        Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings assigned to Debt Securities may change.

        We cannot assure you that any credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

There may not be a trading market for the Debt Securities.

        There is currently no market through which the Debt Securities may be sold. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

The Debt Securities will be subordinated to creditors of our subsidiaries.

        We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario), Canada by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996, and we restated our articles as amended on September 1, 1998. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902.

OUR BUSINESS

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals;

  •
  Thomson Learning provides integrated learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

  •
  Thomson Financial provides integrated information and workflow solutions to the global financial services industry; and

  •
  Thomson Scientific & Healthcare provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare communities.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds and we will use them for general corporate purposes including to repay existing indebtedness. We may from time to time issue debt securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

INTEREST COVERAGE

        After giving effect to our issuance on August 5, 2003 of US$200,000,000 aggregate principal amount of 4.25% notes due 2009 and US$250,000,000 aggregate principal amount of 5.25% notes due 2013 and the use of the net proceeds from that offering, as if such offering occurred at the beginning of each period, the pro-forma interest, including these new notes and other long-term and short-term debt for the 12 months ended December 31, 2002 and June 30, 2003, would amount to US$261 million and US$242 million, respectively, for each such period. Our consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were US$1,093 million, which is 4.19 times the pro-forma interest for that period, and for the 12 months ended June 30, 2003 were US$1,196 million, which is 4.93 times the pro-forma interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were US$1,015 million, which is 3.89 times the pro-forma interest for that period, and for the 12 months ended June 30, 2003 were US$1,127 million, which is 4.65 times the pro-forma interest for that period.

        These coverage ratios do not give effect to the issuance of Debt Securities that may be issued pursuant to this prospectus.

SHARE CAPITAL

        Our authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares without par value issuable in series. As of September 30, 2003, 654,471,459 common shares and 6,000,000 Series II cumulative redeemable floating rate preference shares were outstanding.

DESCRIPTION OF DEBT SECURITIES

        This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus. In this section, the words "we," "us," "our" and "our company" refer only to The Thomson Corporation and not to any of our consolidated subsidiaries.

        Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated November 20, 2001, as amended and supplemented from time to time, between our company and Computershare Trust Company of Canada, which we refer to below as the Trustee. The trust indenture is subject to the provisions of the Business Corporations Act (Ontario) and the provisions of the U.S. Trust Indenture Act of 1939, as amended, although it is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder. We filed a copy of the form of trust indenture on November 8, 2001 with the securities regulatory authorities in Canada and as an exhibit to a registration statement that we filed with the SEC.

        This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used below and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.

  General

        The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than

US$2,000,000,000 (or the equivalent in non-U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

  •
  the specific designation of the Debt Securities;

  •
  any limit on the aggregate principal amount of the Debt Securities;

  •
  the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

  •
  the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

  •
  any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of our company or otherwise;

  •
  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

  •
  whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

  •
  the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

  •
  each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

  •
  any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined; and

  •
  any other terms of the Debt Securities, including covenants and additional Events of Default. (Section 301)

        The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See "—Resignation of Trustee" below for more information. In the event that there is more than one trustee under the trust indenture, the powers and trust obligations of each trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is trustee. If more than one trustee is acting under the trust indenture, then the Debt Securities (whether of one or more than one series) for which each trustee is acting shall in effect be treated as if issued under separate trust indentures. At a time when two or more trustees are acting, each with respect to only a certain series, the term "Debt Securities" as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

        Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

        The general provisions of the trust indenture do not contain any provisions that would limit the ability of our company to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving our company.

        Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

  Ranking and Other Indebtedness

        The Debt Securities will be unsecured obligations of our company and will rank equally with all other unsecured and unsubordinated obligations of our company.

  Form, Denomination, Exchange and Transfer

        Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

        The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by our company for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

        So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by our company or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

        We shall not be required to:

  •
  issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

  •
  issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

  Events of Default

        The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

  (i)
  default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

  (ii)
  default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

  (iii)
  default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;

  (iv)
  default in the performance, or breach, of any covenant or warranty of our company in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to our company;

  (v)
  certain events of bankruptcy, insolvency or reorganization; and

  (vi)
  any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

        No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer's Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)

        If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

        Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

        The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

  Negative Pledge

        The trust indenture will provide that, so long as any Debt Securities are Outstanding, we will not:

  •
  create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

  •
  permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

        without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

  (i)
  any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all other Debt of our company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders' Equity;

  (ii)
  any Security Interest on (a) any asset (including shares) acquired or held by our company to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

  (iii)
  the assumption by our company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

  (iv)
  our company giving Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of our company that is not a Funded Obligation; or

  (v)
  the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

  Modification and Waiver

        Modification and amendment of the trust indenture may be made by our company and the Trustee with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things;

  •
  change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

  •
  change the time at which any Debt Security may or shall be redeemable or repayable;

  •
  reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

  •
  reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

  •
  adversely affect any right of repayment at the option of the Holder of any such Debt Security;

  •
  change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

  •
  reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults);

  •
  change any obligation of our company to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions; or

  •
  modify the foregoing requirements with certain exceptions. (Section 902)

        The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by our company with certain covenants. (Section 1008)

        Our company and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:

  •
  to evidence the succession of another Person to our company as obligor under the trust indenture;

  •
  to add to the covenants of our company for the benefit of the Holders of all or any series of Debt Securities;

  •
  to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

  •
  to change or eliminate any provisions of the trust indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such change or elimination shall not apply to any Outstanding Debt Security;

  •
  to secure the Debt Securities pursuant to the provisions described above under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation", or otherwise;

  •
  to establish the form or terms of Debt Securities of any series;

  •
  to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

  •
  to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

  •
  to comply with any requirements of the Commission in order to effect and maintain the qualification of the trust indenture under the TIA; or

  •
  to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect. (Section 901)

        The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

  •
  the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof,

  •
  the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued by our company, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above), and

  •
  Debt Securities owned by our company or any other obligor or affiliate of our company or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

  Merger, Consolidation or Amalgamation

        The trust indenture provides that our company may not amalgamate or consolidate with or merge into any other person or convey, transfer, sale or lease our properties and assets substantially as an entirety to any Person, unless:

  •
  the Person formed by such consolidation or amalgamation or into which we are merged or the Person which acquires or leases our properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes our obligations on the Debt Securities and under the trust indenture, and

  •
  certain other conditions are met. (Section 801)

        In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of our company would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under "—Negative Pledge" above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

  Discharge, Defeasance and Covenant Defeasance

        We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

        We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:

  •
  the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

  •
  our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

  •
  the rights, powers, trusts, duties and immunities of the Trustee; and

  •
  the defeasance provisions of the trust indenture.

        We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation" above), and we refer to this as "covenant defeasance," and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)

        In order to exercise either defeasance or covenant defeasance:

  •
  we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefore in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

  •
  in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

  •
  we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment

    Company Act of 1940, as amended and that we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

        If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

  •
  the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

  •
  the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

        All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

  Payment of Principal and Interest and Paying Agents

        Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by our company in New York, New York, except that at our option, interest, if any, may be paid by

  •
  check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

  •
  wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

        Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

        Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by our company for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

  Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

  Book-Entry Debt Securities

        The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of

US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

  Governing Law

        The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

  Consent to Jurisdiction and Service

        The trust indenture provides that we have designated Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19805-1297, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and has irrevocably submitted to the jurisdiction of such courts. (Section 113)

  Enforceability of Judgments under U.S. Laws

        Since some of our assets are outside the United States, any judgment obtained in the United States against us, including any judgment with respect to the payment of interest and principal on the Debt Securities, may not be collectible within the United States.

        We have been informed by our counsel, Torys LLP, that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York, which we refer to as a New York court, that is subsisting and unsatisfied respecting the enforcement of the trust indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if:

  •
  the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by our company in the trust indenture to the jurisdiction of the New York court will be sufficient for the purpose);

  •
  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada);

  •
  the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and

  •
  the action to enforce such judgment is commenced within six years of the date of such judgment.

        We have been advised by such counsel that there is some doubt as to the enforceability in Canada, against our company or against any of our respective directors, officers and experts who are not residents of the United States, by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Definitions

        Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Business Day", when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London,

England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

        "Consolidated Shareholders' Equity" means the aggregate of the stated capital accounts for all outstanding shares of our company and the amount of consolidated surplus of our company and our Subsidiaries, whether paid in, earned, or otherwise, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of our company, determined in accordance with GAAP.

        "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

        "Funded Obligation" means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

        "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

        "Guarantee" means any guarantee, indemnity or similar obligation.

        "Material Subsidiary" means any Subsidiary of our company the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of our company and its consolidated Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of our company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of our company and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of our company, calculated in each case in accordance with GAAP.

        "Subsidiary" means any corporation of which at the time of determination our company, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation.

        "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.

        "Trust Indenture Legislation" means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under the trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of a trust indenture means (i) the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) the Trust Indenture Act and regulations thereunder, but only to the extent applicable under Rule 4d-9 under the Trust Indenture Act.

        "Voting Stock" means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

PLAN OF DISTRIBUTION

        We may sell the Debt Securities:

  •
  through underwriters or dealers;

  •
  directly to one or more purchasers; or

  •
  through agents.

        We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to our company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

        If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We may also sell Debt Securities directly at such prices and upon such terms as agreed to by our company and the purchaser or through agents designated by our company from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by our company to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

        We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

        In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with our company to indemnification by our company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for our company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

        A prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        A prospectus supplement will also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement, certain matters relating to the Debt Securities offered by this prospectus will be passed upon on behalf of the Corporation by Torys LLP. As of October 17, 2003, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of our outstanding common shares. Certain partners of Torys LLP are assistant secretaries of our company and certain of our associates and affiliates.

EXPERTS

        Our consolidated financial statements incorporated in this prospectus by reference to our annual report for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 1G8.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

  •
  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

  •
  consents of accountants and counsel;

  •
  powers of attorney from our directors and officers;

  •
  the trust indenture dated November 20, 2001 relating to the Debt Securities; and

  •
  our method for calculating interest coverage ratios.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. A purchaser of Debt Securities should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser. Rights and remedies may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE THOMSON CORPORATION

Date: October 17, 2003

        This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RICHARD J. HARRINGTON President and Chief Executive Officer	(Signed) ROBERT D. DALEO Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) W.G. BEATTIE Director	(Signed) J.A. TORY Director

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PROSPECTUS SUPPLEMENT (To Short Form Base Shelf Prospectus Dated October 17, 2003)
TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS
ELIGIBILITY FOR INVESTMENT
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE THOMSON CORPORATION
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
CAPITALIZATION
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
PLAN OF DISTRIBUTION
CREDIT RATINGS
LEGAL MATTERS
AUDITORS' CONSENT
CERTIFICATE OF THE DEALERS
Table of Contents
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE THOMSON CORPORATION
OUR BUSINESS
USE OF PROCEEDS
INTEREST COVERAGE
SHARE CAPITAL
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PURCHASERS' STATUTORY RIGHTS
CERTIFICATE OF THE THOMSON CORPORATION